To Our Shareholders:

     Pacific Century Financial Corporation's continued steady earnings performance assures us that we are on course with our strategy of growth and diversification. Your company posted second-quarter earnings of $35.6 million, up 2.9 percent from the same period last year. Earnings per share for the second quarter were $0.89 compared to $0.84 for the second quarter of 1996, an increase of 6.0 percent. Year-to-date return on average assets was 1.04 percent and return on average equity was 13.37 percent.

     Earnings for the first six months of 1997 were $71.1 million, compared to $67.3 million for the first half of 1996, a
5.6 percent increase. Year-to-date earnings per share of $1.77 were 8.6 percent higher than the $1.63 reported for the first half of 1996. Pacific Century's total assets at the end of June 1997 were $14.2 billion, an increase of 3.5 percent from $13.7 billion at June 30, 1996. Deposits and repurchase agreements ended the quarter at $11.1 billion, up from $10.1 billion on the same date a year earlier.

     Pacific Century achieved growth in loans of 5.4 percent above last year's second-quarter level and 3.0 percent above the first-quarter 1997 level. Net loans at June 30, 1997 were $8.7 billion, an encouraging figure given the state's lackluster economy.

     At quarter-end, non-performing assets (NPAs) excluding loans
90-plus days past due totaled $93.6 million or 1.04 percent of total loans. This compares to $84.0 million or 0.98 percent of total loans on the same date last year.

     We are pleased to welcome Stephen G. Carpenter, CEO, David
I. Rainer, president, and the rest of the management and staff of California United Bank to the Pacific Century family. On June 27, shareholders of CU Bancorp voted overwhelmingly to approve the merger with Pacific Century Financial Corporation. The acquisition was completed on July 3, 1997, and approximately 2.3 million shares of Pacific Century Financial Corporation common stock have been issued to CU Bancorp shareholders in conjunction with the merger. Pacific Century's board of directors authorized the discretionary repurchase of a similar number of shares of its common stock in open market transactions.

     California United Bank (CUB) provides a platform from which we will leverage our already-strong presence in Asia and throughout the Pacific region. CUB is an excellent match for us in terms of its service orientation and market focus, and the synergy that develops between CUB and Pacific Century's other subsidiaries, principally Bank of Hawaii, will benefit shareholders and customers alike. CUB, based in Encino, California, has assets of approximately $800 million and serves primarily middle market businesses and consumers in the greater Los Angeles area.

     Pacific Century Financial Corporation continues to look for opportunities to diversify and grow through acquisition. On June 19, Bank of Hawaii signed a non-binding letter of intent to acquire the interest of Paribas Group in Banque Paribas Pacifique and Banque Paribas Polynesie, located respectively in New Caledonia and French Polynesia. The bank also announced plans to expand its service delivery network in Hawaii by providing Bankoh BankMachine ATM services at 47 7-Eleven store locations throughout the state.

     Bank of Hawaii is proud to be the first bank in Hawaii to bring Internet banking to market. During the second quarter, Bankoh announced that it will begin offering secure Internet banking to customers this Fall and launched a demonstration site of its virtual bank, known as e-bankoh, on the Net at
<www.boh.com>.  The addition of e-bankoh will complement the company's extensive branch and ATM network, making our delivery channel system unparalleled in the Pacific.

     In June, Eduardo A 'Champ' Calvo, managing partner of the law firm of Calvo and Clark, was named to the board of directors of Bank of Hawaii. As a resident of Guam, his perspective will add diversity to our board and strengthen the management of our franchise.

     At its meeting on July 25th, your board declared a quarterly dividend of 32 1/2 cents per share on the outstanding common stock, an increase of 8.3 percent from the previous rate of 30 cents per share. Pacific Century last increased its dividend in July 1996 when the board approved a 2 cent per share increase. The dividend will be payable on September 16, 1997 to shareholders of record at the close of business on August 22, 1997.

     Your company's performance continues to reflect its management's long-term approach to growth, diversification and development of its pan-Pacific franchise. We value your support and continually seek to enrich the value of your investment in Pacific Century Financial Corporation.


Sincerely,

LAWRENCE M. JOHNSON

Lawrence M. Johnson
Chairman and Chief Executive Officer


Corporate Offices:
Financial Plaza of the Pacific
130 Merchant Street
Honolulu, Hawaii  96813

Investor/Analyst Inquiries:
David A. Houle, EVP and Chief Financial Officer
(808) 537-8288

or

Sharlene K. Bliss
Investor Relations
(808) 537-8037

or

Cori C. Weston
Corporate Secretary
(808) 537-8272


Highlights  (Unaudited)                                    Pacific Century Financial Corporation and subsidiaries
------------------------------------------------------------------------------------------------------------------
                                                                                             June 30      June 30
                                                                                                1997         1996
------------------------------------------------------------------------------------------------------------------
Return on Average Assets                                                                        1.04%        1.04%
------------------------------------------------------------------------------------------------------------------
Return on Average Equity                                                                       13.37%       12.70%
------------------------------------------------------------------------------------------------------------------
Average Spread on Earning Assets                                                                4.05%        3.89%
------------------------------------------------------------------------------------------------------------------
Average Equity/Average Assets                                                                   7.75%        8.20%
------------------------------------------------------------------------------------------------------------------
Book Value Per Common Share                                                                   $27.49       $25.71
------------------------------------------------------------------------------------------------------------------
Loss Reserve/Loans and Leases Outstanding                                                       1.90%        1.95%
------------------------------------------------------------------------------------------------------------------



Common Stock Price Range                                                           High          Low     Dividend
1996.............................                                                $44.00       $33.13        $1.16
1997 First Quarter...............                                                $46.38       $41.13        $0.30
     Second Quarter..............                                                $47.88       $40.63        $0.30


Consolidated Statements of Income (Unaudited)
------------------------------------------------------------------------------------------------------------------
                                                                  3 Months     3 Months     6 Months     6 Months
                                                                     Ended        Ended        Ended        Ended
                                                                   June 30      June 30      June 30      June 30
(in thousands of dollars except per share amounts)                    1997         1996         1997         1996
------------------------------------------------------------------------------------------------------------------
Total Interest Income                                             $258,937     $244,415     $512,710     $475,651
Total Interest Expense                                             130,540      123,209      255,674      241,459
------------------------------------------------------------------------------------------------------------------
Net Interest Income                                                128,397      121,206      257,036      234,192
Provision for Possible Loan Losses                                   7,286        4,163       12,374        8,587
------------------------------------------------------------------------------------------------------------------
Net Interest Income After Provision for Possible Loan Losses       121,111      117,043      244,662      225,605
Total Non-Interest Income                                           46,260       40,961       87,961       77,920
Total Non-Interest Expense                                         112,354      103,787      222,019      201,365
------------------------------------------------------------------------------------------------------------------
      Income Before Income Taxes                                    55,017       54,217      110,604      102,160
Provision for Income Taxes                                          19,411       19,604       39,517       34,837
------------------------------------------------------------------------------------------------------------------
      Net Income                                                   $35,606      $34,613      $71,087      $67,323
==================================================================================================================
Earnings Per Common Share and Common Share Equivalents               $0.89        $0.84        $1.77        $1.63
------------------------------------------------------------------------------------------------------------------
Average Common Shares and Common Share Equivalents Outstanding  39,885,681   41,276,498   40,057,959   41,411,266
------------------------------------------------------------------------------------------------------------------

Consolidated Statements of Condition (Unaudited)
------------------------------------------------------------------------------------------------------------------
                                                                                June 30  December 31      June 30
(in thousands of dollars)                                                          1997         1996         1996
------------------------------------------------------------------------------------------------------------------
Assets
Interest-Bearing Deposits                                                      $562,215     $635,519     $638,204
Investment Securities
   (Market Value of $3,693,427; $3,634,043; and $3,490,354; respectively)     3,691,231    3,631,653    3,498,246
Securities Purchased Under Agreements to Resell                                   1,600           --           --
Funds Sold                                                                       85,758      141,920      218,628
Loans                                                                         9,018,809    8,699,286    8,549,043
  Unearned Income                                                              (197,967)    (183,586)    (177,225)
  Reserve for Possible Loan Losses                                             (167,842)    (167,795)    (163,266)
Net Loans                                                                     8,653,000    8,347,905    8,208,552
------------------------------------------------------------------------------------------------------------------
    Total Earning Assets                                                     12,993,804   12,756,997   12,563,630
Cash and Non-Interest Bearing Deposits                                          484,239      581,221      482,067
Premises and Equipment                                                          272,080      273,122      271,762
Other Assets                                                                    418,623      397,827      372,695
------------------------------------------------------------------------------------------------------------------
    Total Assets                                                            $14,168,746  $14,009,167  $13,690,154
==================================================================================================================

Liabilities
Deposits                                                                     $8,928,791   $8,684,079   $8,422,821
Securities Sold Under Agreements to Repurchase                                2,146,713    2,075,571    1,695,907
Funds Purchased                                                                 471,956      599,994      600,232
Short-Term Borrowings                                                           478,134      293,257      499,580
Other Liabilities                                                               359,350      358,001      364,489
Long-Term Debt                                                                  701,633      932,143    1,057,225
------------------------------------------------------------------------------------------------------------------
    Total Liabilities                                                        13,086,577   12,943,045   12,640,254

Shareholders' Equity
Common Stock ($2 par value), authorized 100,000,000 shares;
    outstanding,  June 1997 - 39,363,421;
    December 1996 - 39,959,234; June 1996 - 40,830,130;                          78,727       79,918       81,660
Surplus                                                                         160,375      186,391      221,897
Unrealized Valuation Adjustments                                                 (7,836)      (3,722)     (15,760)
Retained Earnings                                                               850,903      803,535      762,103
------------------------------------------------------------------------------------------------------------------
    Total Shareholders' Equity                                                1,082,169    1,066,122    1,049,900
------------------------------------------------------------------------------------------------------------------
    Total Liabilities and Shareholders' Equity                              $14,168,746  $14,009,167  $13,690,154
==================================================================================================================